ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

June 24, 2008

VIA EDGAR

Gus Rodriguez

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endo Pharmaceuticals Holdings Inc.

From 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No.: 1-15989

Dear Mr. Rodriguez:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”, the “Company” or “us”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated June 10, 2008.

For the convenience of the staff of the Commission, I have transcribed the staff’s initial (May 8, 2008) comment being addressed with Endo’s initial (May 22, 2008) response, the staff’s follow-up (June 10, 2008) comment and Endo’s follow-up (June 24, 2008) response following thereafter.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Note 4. Marketable Securities, page 11

2.	You classified $303.3 million in auction-rate securities as long-term investments. You disclosed that these securities became illiquid due to recent failed “Dutch auctions”. Please disclose the following:

•	The dollar amount of your auction-rate securities comprised of student loans classified according to the underlying credit rating, excluding the financial guarantee credit rating,

•	The dollar amount of your auction-rate securities comprised of municipal bonds classified according to the underlying credit rating, excluding the financial guarantee credit rating,

•	The “penalty” or “maximum” interest rates and the related amounts that you earn on student loan and municipal bond auction-rate securities for which there is insufficient demand at “Dutch auction”,

•	The range of your exposure to losses given that auction rate securities have been trading recently at significant discounts to their par amount,

•	The significant assumptions used in your valuation methods, including the illiquidity assumption, if applicable.

May 22, 2008 initial response:

In response to the staff’s comments we will revise our disclosures in future filings to add the following:

The following table sets forth the fair value of our long-term auction-rate securities by type of security and underlying credit rating as of March 31, 2008 (in thousands):

	Underlying Credit Rating(1)		Total
	AAA	AA
Underlying security:

Student loans	$236,983	$57,356	$294,339
Municipal bonds	—	9,006	9,006

Total auction-rate securities included in long-term marketable securities	$236,983	$66,362	$303,345

(1)	Our auction-rate securities maintain split ratings. For purposes of this table, securities are categorized according to their lowest rating.

As of March 31, 2008, the yields on our long-term auction-rate securities related to student loans ranged from 3.50% to 14.0%. The yield on our long-term auction-rate securities related to a municipal bond was 3.91%. These yields represent the predetermined “maximum” reset rates that occur upon auction failures according to the specific terms within each security’s prospectus. As of March 31, 2008, the weighted average yield for all of our long-term auction-rate securities was 6.20%. Total interest earned on our auction-rate securities during the three months ended March 31, 2008 was $5.7 million.

In estimating the fair value of our auction-rate securities, the Company determined the interest payable on municipal bonds with comparable ratings on a state-by-state basis for each maturity date. The Company calculated the present value (not exceeding 100%) of each auction-rate security, assuming that the current interest rate being paid on each security as of March 31, 2008 would not change until maturity. The Company further applied a series of discounts as follows:

•	a 3% discount for loss of liquidity;

•	an additional 2% discount to securities for which the applicable percentage rate (“APR”) to be applied in calculating the interest rate to be paid is 125%; and

•	an additional 1% discount applied to securities for which the APR is 150%.

These discounts were reduced by 1% on securities having a current interest rate greater than 10%. A 0.5% reduction was applied to securities having a current interest rate between 8% and 10%.

In response to the staff’s comments we will also revise in future filings our liquidity disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources to add the following:

We believe our exposure to loss is limited, despite the current illiquidity in the marketplace. We do not own any collateralized debt obligations or other types of mortgage-backed securities that have recently been trading at significant discounts to their par amount. In addition, the underlying credit ratings of our securities are AA or better and issuers have been promptly making interest payments. Subsequent to March 31, 2008, and through the date of this letter, we divested $30.5 million of our original par value investments, either through successful auctions or mandatory tenders by the issuers, potentially indicating an improvement in market liquidity. Of this $30.5 million of original par value securities, $20.0 million was classified as short-term marketable securities at March 31, 2008. Further, we do not employ an asset management strategy or tax planning strategy that would require us to sell any of our existing securities at a loss, and none of our third-party investment advisors have discretion to make investment decisions or execute investment transactions without our consent. Furthermore, there have been no adverse changes in our business or industry that could require us to sell the securities at a loss in order to meet working capital requirements.

June 10, 2008 follow-up comment from the SEC staff:

We have reviewed you response to comment 2. In your response you stated that you determined the fair value of the auction-rate securities by applying a series of discounts, including:

•	A 3% discount for lack of liquidity;

•	An additional 2% discount to securities for which the applicable percentage rate to be applied in calculating the interest to be paid is 125%; and

•	An additional 1% discount applied to securities for which the applicable percentage rate is 150%.

You further stated that these discounts were reduced by 1% on securities having a current interest rate greater than 10% and by .5% for securities having a current interest rate between 8% and 10%.

Please tell us the economic justification for these discounts and how you determined the discount percentage for each respective discount. Please also tell us the amount of each of these discounts on your auction-rate securities at March 31, 2008. Clarify in the filing how your methodology is consistent with the valuation techniques discussed in paragraphs 18-20 of SFAS 157.

June 24, 2008 follow-up response:

In performing our valuation of our auction-rate securities, as of March 31, 2008, we made certain assumptions that resulted in an unrealized holding loss on a portion of these securities. The economic justification for these assumptions is described below.

Present Value Factor

In the absence of observable market prices, the Company generally determines the fair value of a debt security based upon the present value of the future payments underlying the security. For our auction-rate securities, all of which were investment grade, the present value of future payments (“PV”) was calculated by reference to observable market data on rates of comparably rated municipal bonds in the same state or of comparable issuers. As of March 31, 2008, the PV at market rates versus the PV at actual rates resulted in an unrealized holding loss of approximately $4.9 million.

Liquidity Discount

The discount for the current illiquidity of our auction-rate securities, all of which were investment grade, was approximated by comparing the characteristics of privately placed, highly-rated debt issues to public debt issues. Private placements of senior debt often sell at higher yields and slightly lower prices than public issues of senior debt of the same issuer. This is due to the fact that investors in privately placed senior debt require a higher yield since the privately placed debt is less liquid than comparable public debt. Accordingly, if privately placed highly-rated debt had terms similar to public debt of the same issuer, institutional buyers of privately placed debt would pay approximately 98 1/2% to 99% of the price of comparable public debt. Taking this reference discounting into account, but considering the value inherent in regular interest payments and a fixed maturity, we judged the appropriate discount for lack of liquidity for our auction-rate securities to be approximately 2% to 3%. To remain conservative, we used the upper end of this discount range (3%) in our valuation, and adjusted for certain items described below. As of March 31, 2008, the amount of the unrealized holding loss attributable to this illiquidity discount, prior to adjustments below, was approximately $9.4 million.

Additional Discounts

We applied an additional discount where the contractual formula for interest yielded lower annual percentage rates (APRs) than those paid on comparable debt, as this scenario is likely to decrease the issuer’s incentive for earlier retirement which would render the auction-rate securities illiquid for a longer period of time. Based on our judgment and market research, an additional discount of 2% was applied to those instruments where the APR adjustment is between 125% and 150% of the base index (e.g., S&P Weekly High Grade Index + 125%). A 1% discount was applied to those auction-rate securities where the adjustment factor is between 150% and 175%. No discount was applied for those auction-rate securities with an adjustment factor over 175%, and there were no auction-rate securities with an adjustment factor less than 125%. The unrealized holding loss attributable to these additional discounts was only approximately $0.2 million.

Discount Reductions

To the extent that the interest rate being paid on an auction-rate security was higher than the market rate paid on comparable debt, there is an incentive for issuers to retire their auction-rate securities early, at par, and those notes would be less likely to suffer reduction in value due to a longer period of illiquidity. Consequently, we assumed there to be a high degree of incentive for issuers to restructure or retire their auction-rate securities when the interest rate being paid was greater than 10% and a moderately high incentive for those paying interest at a rate between 8% and 10%. Accordingly, we reduced the discounts described above by 1% on auction-rate securities with interest rates above 10% and 0.5% on auction-rate securities with interest rates between 8% and 10%. The reduction in our unrealized holding loss attributable to these discount reductions was only approximately $0.5 million.

The following table shows the impact of each of our valuation assumptions on our auction-rate securities unrealized holding loss recorded during the three-month period ended March 31, 2008 (in thousands):

Valuation Assumption	March 31, 2008 Unrealized Holding Loss
Present Value Factor	$4,935
Liquidity Discount	9,399
Additional Discounts	200
Discount Reductions	(529)

Total	$14,005

In response to the staff’s comments we will revise our disclosures in future filings to include the proposed disclosure submitted in our May 22, 2008 response as well as the following additional language:

In determining the fair value of our auction-rate securities as of March 31, 2008, we primarily applied an “income approach” supplemented with a “market approach” as prescribed under SFAS 157, Fair Value Measurements. The income approach uses valuation techniques to convert future amounts (for example, cash flows) to a single present amount (discounted). The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The measurement is based on the value indicated by current market expectations about those future amounts.

Note 8. Note Receivable, page 22

3.	Please tell us the basis for reclassifying your note receivable balance in your March 31, 2008 Form 10-Q of $46.7 million to an intangible asset upon your amendment to the loan agreement in February 2008 given the uncertainty in future sales levels.

May 22, 2008 initial response:

We supplementally inform the staff that, in February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties and to settle the outstanding note receivable. Concurrent with the termination agreement, we entered into Amendment No. 4 to the License Agreement dated July 14, 2004 between Vernalis and the Company (Amendment No. 4). In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Prior to this amendment, royalties were payable by us to Vernalis on all net sales of Frova® in the United States. Now, once the annual minimum net sales amount is reached, royalty payments will be due only on the portion of annual net sales that exceed the threshold. In summary, we received a cash payment from Vernalis of $7 million and acquired an intangible asset representing a future royalty stream on the net sales of Frova® as consideration for the settlement of the note receivable.

In determining the appropriate accounting treatment for this transaction, we reviewed the guidance in FASB Concept Statement 6 Elements of Financial Statements (CON 6). CON 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” An asset has the capacity to serve the entity by being exchanged for something else of value to the entity, by being used to produce something of value to the entity, or by being used to settle its liabilities. Among other examples, CON 6 states that anything that creditors or others commonly accept in settlement of liabilities has future economic benefit, and anything that is commonly used to produce goods or services, whether tangible or intangible and whether or not it has a market price or is otherwise exchangeable, also has future economic benefit.

To assess whether a particular item constitutes an asset of a particular entity at a particular time requires at least two considerations in addition to the general kinds of evidence just described: (a) whether the item obtained by the entity embodied future economic benefit in the first place and (b) whether all or any of the future economic benefit to the entity remains at the time of assessment.

CON 6 also states that an entity acquires assets in exchanges with other entities by sacrificing other assets or by incurring liabilities to transfer assets to the other entity later.

We believe the royalty savings obtained as a result of amending our license agreement with Vernalis meet the definition of an asset under CON 6. The license agreement embodied future economic benefits primarily in the form of future royalty streams due to Vernalis. Upon settlement of the loan agreement, we settled the note receivable in return for a $7 million cash payment and these future economic benefits in the form of royalty savings and thus acquired an asset in the process. Under SFAS 141, Business Combinations, assets (not including financial assets) that lack physical substance are intangible assets. As such, we concluded that the asset obtained from Vernalis, as payment of the remaining note receivable balance, was an intangible asset.

Further, we concluded that the most appropriate value to assign to the intangible asset was the remaining book value of the note receivable surrendered. The transaction was in substance the receipt of a nonmonetary asset in exchange for a monetary asset, the note receivable. Accordingly, we paid for the intangible asset with the note receivable. Under SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. Like other exchange transactions generally, acquisitions are measured on the basis of the fair values exchanged. In exchange transactions, the fair values of the net assets acquired and the consideration paid are assumed to be equal, absent evidence to the contrary. Thus, the “cost” of an acquisition to the acquiring entity is equal to the fair values exchanged and no gain or loss is generally recognized.

Therefore, the intangible asset recorded on our books equaled the book value of the note receivable surrendered, after applying the $7 million payment received from Vernalis, or $46.7 million. As more fully described under question 1. above, the fair value of the royalties that we would have otherwise been required to pay, plus the $7 million cash payment made by Vernalis to us in February 2008 was slightly in excess of the amounts owed to us. Therefore, recording the intangible asset at an amount above the carrying value of the note receivable would have resulted in a gain, although not a material one, on the transaction. We believe this contradicts the guidance in SFAS 142.

In reaching our conclusion, we also reviewed the guidance in SFAS 157, Fair Value Measurements (SFAS 157). SFAS 157 provides that when one of the parties to a non-monetary transaction could have elected to receive cash in lieu of the non-monetary asset, the amount of cash that would have been received may be the best evidence of fair value of the non-monetary assets exchanged. Further, we believe the transaction qualifies as an orderly transaction between market participants at the measurement date. As such, the transaction price equals the exit price and, therefore, represents the fair value of the asset or liability at initial recognition. Further, any gain would be contingent upon the realization of certain net sales amounts in future periods. As such, deferral of any gain is consistent with the guidance in SFAS 5, Accounting for Contingencies and SAB 104, Revenue Recognition.

We believe the uncertainty in future sales levels is properly considered as part of our fair value calculation and is consistent with the fair value techniques outlined by SFAS 157 and Concept Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements (CON 7). We believe this methodology is consistent with the approach that would be used for an intangible asset acquired either individually or as part of a business combination for which the fair value is estimated using a present value technique under SFAS 142. Going forward, our intangible asset will be subject to the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

Finally, we draw an analogy to EITF 89-14, Valuation of Repossessed Real Estate (EITF 89-14). Although we did not legally foreclose on the collateral, we obtained a substantive portion of its economics. In EITF 89-14, the Task Force reached a consensus that foreclosed property should be recorded at the lower of the net amount of the receivable or fair value of the property.

June 10, 2008 follow-up comment from the SEC staff:

Refer to your response to comment 3. Please clarify in the filing your accounting treatment for the extinguishment of the note and the recording of an intangible asset. Clarify how you are amortizing your royalty right stream considering the fact that you would have expensed your royalty payments as due under the original agreement.

June 24, 2008 follow-up response:

In response to the staff’s comments we will revise our disclosures in future filings to add the following:

In February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties and to settle the outstanding note receivable. Concurrent with the termination agreement, we entered into Amendment No. 4 to the License Agreement dated July 14, 2004 between Vernalis and the Company (Amendment No. 4). In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual U.S. net sales of Frova® less than $85 million. Prior to this amendment, royalties were payable by us to Vernalis on all net sales of Frova® in the United States. Now, once the annual minimum net sales amount is reached, royalty payments will be due only on the portion of annual net sales that exceed the $85 million threshold. In summary, we received a cash payment from Vernalis of $7 million and acquired an intangible asset representing a future royalty stream on the net sales of Frova® as consideration for the full settlement of the note receivable.

The fair value of the royalty stream that we acquired as a result of the settlement of the note receivable was calculated using the present value of expected future cash flows using a discount rate that we considered to be appropriate given the inherent risk in the timing and the amount of estimated cash flows. Our estimate of expected future cash flows is based on the royalty savings that we expect to realize as a result of Amendment No. 4. Based upon our analysis, the fair value of the royalties that we would have otherwise been required to pay plus the $7 million cash payment made by Vernalis to us in February 2008 is sufficient to recover the amounts owed to us.

Accordingly, we recorded the intangible asset on our books in an amount equal to the book value of the note receivable surrendered, after applying the $7 million payment received from Vernalis, or $46.7 million. We are amortizing this acquired intangible asset, into cost of sales, on a straight-line basis over its estimated useful life of nine (9) years. The nine-year estimated useful life is consistent with the period of time we currently expect to maximize use of the asset without the significant risk of generic competition for Frova®.

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In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4112).

Very truly yours,

/S/ CHARLES A. ROWLAND, JR.
Charles A. Rowland, Jr.
Executive Vice President, Chief Financial Officer and Treasurer